UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated January 1, 2012, containing information related to the Company's restructuring.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: January 3, 2012	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

FRO – Frontline Ltd. Successfully Completes Restructuring

Frontline Ltd. ("Frontline" or the "Company") is pleased to announce that the restructuring of Frontline has been successfully completed. The major part of the restructuring consists of the following elements:

Frontline has completed the sale of five VLCC newbuilding contracts, six modern VLCCs including one time charter agreement and four modern Suezmax tankers to Frontline 2012 Ltd. ("Frontline 2012") at fair market value of $1,121 million. In addition, Frontline 2012 has assumed $666 million in bank debt attached to the vessels and newbuilding contracts and $325.5 million in remaining newbuilding commitments. Further, Frontline will receive payment for working capital related to the assets sold. The estimated book value of the assets sold, including the remaining newbuilding commitments, at December 31, 2011 is $1,428 million. The assets have been sold at fair market values assessed by three independent appraisals. The right to subscribe to shares in Frontline 2012 has thereby no instant economical value, and no subscription rights have thereby been given to Frontlines shareholders.

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of $2.00 par value at a subscription price of $2.85, raising $285 million in gross proceeds, subject to certain closing conditions. These conditions have now been fulfilled and Frontline 2012 was registered on the NOTC list in Oslo December 30, 2011. Frontline Ltd. was allocated 8,771,000 shares at a subscription price of $2.85, representing approximately 8.8 percent of the share capital of Frontline 2012. Frontline 2012 has used the proceeds from the private placement to acquire the assets from Frontline, prepay bank debt with installments for 2012 and capitalize Frontline 2012.

Frontline has obtained the required consents from lenders whose loans are transferred to Frontline 2012 and has further obtained agreements with its major counterparts whereby the gross charter payment commitment under existing chartering arrangements is reduced by approximately $320 million in the period 2012-2015. Frontline will compensate the counterparties with 100 percent of any difference between the renegotiated rates and the actual market rate up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above original contract rates.

As a consequence of the restructuring, the Company's sailing fleet, excluding the non recourse subsidiary ITCL, is reduced from 50 units to 40 units. The newbuilding commitments are reduced from $437.9 million to $112.4 million, which relates to two Suezmax tanker newbuiding contracts, and bank debt is reduced from $679 million to zero, following a prepayment of $13 million associated with a vessel which is not part of the transaction with Frontline 2012. The cash proceeds for Frontline following the completion of the transaction is approximately $70 million.

The Board of Frontline wants to thank all the parties involved, including counter parties and financiers who greatly have contributed to the solution. Without the flexibility on terms and timing shown by them, a successful restructuring would have been impossible.

Following the restructuring, Frontline should have significant strength to honor its obligations and meet the challenges created by a very weak tanker market. Through the sale of a limited number of the Company's assets, Frontline has avoided a heavy dilutive new equity offering and will thereby keep significant upside for the existing Frontline equity holders if the market recovers in the years to come.

January 1, 2012

The Board of Directors

Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:
Jens Martin Jensen:
Chief Executive Officer, Frontline Management AS, +47 23 11 40 00

Inger M. Klemp:
Chief Financial Officer, Frontline Management AS, +47 23 11 40 00

Forward Looking Statements

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Frontline's records and other data available from third parties.  Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline's control, you cannot be assured that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in expectations.

Important factors that, in Frontline's view, could cause actual results to differ materially from those discussed in the forward-looking statements include, without limitation: the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, including but not limited to changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Frontline's operating expenses, including bunker prices, drydocking and insurance costs, the market for Frontline's vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with us, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns, instances of off-hire and other important factors.  For a more complete discussion of these and other risks and uncertainties associated with Frontline's business, please refer to Frontline's filings with the Securities and Exchange Commission, including, but not limited to, its annual report on Form 20-F.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.